Seligman Portfolios, Inc.

                                           May 1, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Attention: Keith O'Connell

Re:   Seligman Portfolios, Inc.
      Post-Effective Amendment No. 36
      SEC File Numbers:  33-15253 and 811-5221

Dear Mr. O'Connell:

Reference is hereby made to Post-Effective Amendment No. 36 filed on April 24, 2006 (the "Amendment") to the Registration Statement of Seligman Portfolios, Inc. (the "Fund") on Form N-1A. The Amendment has been marked to show changes from the filing on February 28, 2006. The Amendment was filed pursuant to Rule 485(b) for effectiveness on May 1, 2006.

We have revised the Fund's Registration Statement to include previously omitted information and non-material updates and to address a comment raised by you relating to one other mutual fund (managed by J. & W. Seligman & Co.
Incorporated) that has similar objectives and strategies as Seligman Common Stock Portfolio (the "Portfolio"), a portfolio of the Fund. For ease of reference, your comment (along with the applicable response) is repeated below. Such comment relates to disclosure contained in the Fund's Prospectus.


1. Under the caption "Principal Investment Strategies", with respect to how common stocks are chosen for the Portfolio, revise the disclosure to distinguish between "Security Evaluation" and "Fundamental Analysis".

      Response: The disclosure has been revised to clarify that the security evaluation process includes fundamental research.

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We believe that the  foregoing  addresses  your comment.  In addition,  the Fund hereby represents as follows:

            i. The Fund is responsible for the adequacy and accuracy of the disclosure in the filing submitted herewith.

            ii. Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing.

            iii. The Fund may not assert Staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities law.

If you have any questions related to this filing, please call the undersigned at
(212) 850-1703.


                                      Very truly yours,

                                      /s/ Joseph D'Alessandro

                                      By: Joseph D'Alessandro
                                          J. & W. Seligman & Co. Incorporated
                                          Law & Regulation